UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

Cartesian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212302

(CUSIP Number)

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212302	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,833,106 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 8,833,106 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,833,106 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 36.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212302	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,816,031 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 2,816,031 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,816,031 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212302	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 4,800 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212302	13D	Page 5 of 9 Pages

This Amendment No. 14 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Cartesian Therapeutics, Inc. (formerly known as Selecta Biosciences, Inc.), a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Chafen Lu (“Dr. Lu” and, collectively with Dr. Springer and TAS, the “Reporting Persons”) and Leukon Investments, LP (“Leukon”) filed on March 27, 2019, as amended by Amendment No. 1 filed on August 23, 2019, Amendment No. 2 filed on September 16, 2019, Amendment No. 3 filed on December 17, 2019, Amendment No. 4 filed on January 2, 2020, Amendment No. 5 filed on October 15, 2020, Amendment No. 6 filed on October 23, 2020, Amendment No. 7 filed on May 27, 2021, Amendment No. 8 filed on December 15, 2021, Amendment No. 9 filed on December 27, 2021, Amendment No. 10 filed on September 25, 2023, Amendment No. 11 filed on November 17, 2023, Amendment No. 12 filed on March 28, 2024 and Amendment No. 13 filed on April 12, 2024 (such statement and amendments, as further amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 14, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

July 2024 Private Placement and Securities Purchase Agreement

On July 2, 2024, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Dr. Springer, TAS, Dr. Lu and certain other institutional and accredited investors (the “Purchasers”) in a transaction exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) as a transaction not involving a public offering and/or Rule 506 of Regulation D thereunder.

Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell an aggregate of 3,563,247 shares of Common Stock and 2,937,903 shares of Series B Preferred Stock (the “PIPE Securities”) for an aggregate purchase price of approximately $130.0 million (collectively, the “Financing”). Dr. Springer, TAS and Dr. Lu purchased 1,636,832, 721,361 and 1,307 shares of Series B Preferred Stock, respectively, for aggregate purchase prices of $32,736,640, $14,427,220 and $26,140, respectively. Each share of Series B Preferred Stock is convertible into one (1) share of Common Stock, as described below. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series B Preferred Stock are set forth in the Certificate of Designation (furnished herewith on this Amendment No. 14 to the statement on Schedule 13D). Each of the Investors represented that it was an “accredited investor,” as defined in Regulation D, and was acquiring the PIPE Securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

The closing of the Financing occurred on July 3, 2024 (the “Closing Date”).

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 99.11 to this Schedule 13D.

CUSIP No. 816212302	13D	Page 6 of 9 Pages

Registration Rights Agreement

On July 2, 2024, in connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the holders of Common Stock and Series B Preferred Stock signatory thereto. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the SEC within 30 calendar days following the Closing Date with respect to the shares of Common Stock issued to the Purchasers pursuant to the Securities Purchase Agreement and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock. The Company will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 90 calendar days of the Closing Date.

The Company has also agreed to, among other things, indemnify the Purchasers of Common Stock and Series B Preferred Stock signatory thereto, their officers, directors, members, employees, partners, managers, stockholders, affiliates, investment advisors and agents under such registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company’s obligations under the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.12 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 17,816,238 Shares issued and outstanding as of June 26, 2024, as reported on the Issuer’s Current Report on Form 8-K, dated July 2, 2024, plus (i) 3,563,247 Shares issued in the Financing and (ii) 2,937,903 Shares issuable upon the conversion of shares of Series B Preferred Stock issued in the Financing. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of July 3, 2024.

CUSIP No. 816212302	13D	Page 7 of 9 Pages

The Reporting Persons, in the aggregate, beneficially own 8,833,106 Shares, representing approximately 36.3% of such class of securities.

Dr. Springer is the beneficial owner of a total of 8,833,106 Shares, representing approximately 36.3% of the outstanding Shares and consisting of (i) 4,373,966 Shares held directly, (ii) 1,636,832 Shares issuable upon conversion of shares of Series B Preferred Stock held directly, (iii) 1,477 Shares issuable upon exercise of outstanding options exercisable within 60 days of July 3, 2024, (iv) 1,927,630 Shares held by TAS, (v) 721,361 Shares issuable upon conversion of Series B Preferred Stock held by TAS, (vi) 167,040 Shares underlying warrants exercisable within 60 days of July 3, 2024 held by TAS, (vii) 3,493 Shares held by Dr. Lu and (viii) 1,307 Shares issuable upon conversion of Series B Preferred Stock held by Dr. Lu.

TAS is the beneficial owner of a total of 2,816,031 Shares, representing approximately 11.6% of the outstanding Shares and consisting of (i) 1,927,630 Shares, (ii) 721,361 Shares issuable upon conversion of Series B Preferred Stock, and (iii) 167,040 Shares underlying warrants exercisable within 60 days of July 3, 2024. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 4,800 Shares, representing approximately 0.0% of the outstanding Shares and consisting of (i) 3,493 Shares and (ii) 1,307 Shares issuable upon conversion of Series B Preferred Stock. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 816212302	13D	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to be supplemented by the following:

Exhibit No.	Exhibit

99.10	Certificate of Designation of Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 2, 2024).

99.11	Securities Purchase Agreement, dated July 2, 2024, by and between Cartesian Therapeutics, Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 2, 2024).

99.12	Form of Registration Rights Agreement, dated July 2, 2024, by and among Cartesian Therapeutics, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 2, 2024).

[signature page follows]

CUSIP No. 816212302	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2024

/s/ Timothy A. Springer
Timothy A. Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager